SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. )*

CYTOMEDIX, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

23283B 10 5

(CUSIP Number)

D. NICOLE LOVELL, ESQ.

WILLIAMS & ANDERSON LLP

111 CENTER STREET, 22ND FLOOR

LITTLE ROCK, AR 72201

(501) 372-0800

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 26, 2001

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[FN*] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23283B 10 5

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(1) Names of reporting persons

I.R.S. Identification Nos. of above persons (entities only)

BDR CONSULTING, INC. (JIM D. SWINK, JR.)

IRS IDENTIFICATION NO. 62-1703402

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(2) Check the appropriate box if a member of a group

(a) [X]

(b) [ ]

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(3) SEC use only

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(4) Source of funds (see instructions)

WC

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(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

[ ]

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(6) Citizenship or place of organization

ARKANSAS

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Number of shares beneficially owned by each reporting person with:

(7) Sole voting power

851,565

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(8) Shared voting power

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(9) Sole dispositive power

851,565

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(10) Shared dispositive power

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

851,565

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(12) Check if the aggregate amount in Row (11) excludes certain shares

(see instructions).

[ ]

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(13) Percent of class represented by amount in Row (11)

6.8%

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(14) Type of reporting person

CO

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SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

Common Stock of Cytomedix, Inc.

Three Parkway North, Deerfield, Illinois 60015

ITEM 2. IDENTITY AND BACKGROUND

(a)(b) and (c)

BDR Consulting, Inc. of 10 Levant, Little Rock, Arkansas 72212, is a consulting corporation incorporated in Arkansas.

(d) and (e). During the five years prior to the date hereof, Jim D. Swink, president of BDR Consulting, Inc. (i) has not been convicted in a criminal proceeding (excluding traffic offenses and other similar misdemeanors) and (ii) has not been a party to a civil proceeding where as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This stock was acquired by BDR Consulting, Inc. by using its working capital.

ITEM 4. PURPOSE OF TRANSACTION

(d). BDR Consulting, Inc. initially purchased its shares for purely investment purposes. On September 21, 2001, Jim D. Swink, Jr. of BDR Consulting, Inc. joined a group of shareholders organized for the purpose of holding their shares in order to be recognized as "Debtor" under Bankruptcy Rule 9001(5) on behalf of Cytomedix, Inc. in the bankruptcy court action designated Case No. B 27610 in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a). According to the corporation's records as of September 20, 2001, the number of aggregate outstanding common shares is 12,610,557. BDR Consulting, Inc. holds 851,565 common shares, which is 6.8% of the aggregate.

(b). Numbers seven, eight, nine and ten on the cover page are incorporated by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/Jim D. Swink, Jr.

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Jim D. Swink, Jr.

BDR Consulting, Inc.

By: /s/Jim D. Swink, Jr.

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Jim D. Swink, Jr., President

October 9, 2001